Co-Diagnostics, Inc.

8160 S. Highland Drive

Salt Lake City, Utah 84124

July 11, 2017

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director

Re:	Co-Diagnostics, Inc.
Registration Statement on Form S-1 (Registration No. 333-217542)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-217542) (the “Registration Statement”), of Co-Diagnostics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:30 p.m., Eastern Time, on July 11, 2017, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Carmel, Milazzo & DiChiara LLP, by calling Peter DiChiara at (646) 838-1312.

Thank you for your consideration.

Very truly yours, Co-Diagnostics, Inc.

By:	/s/ Dwight H. Egan
Dwight H. Egan
President and Chief Executive Officer